iConsumer FAQs

Disclaimer

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. YOU MAY OBTAIN A COPY OF THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT FROM https://www.sec.gov/Archives/edgar/data/1652350/000164460016000114/0001644600-16-000114-index.htm

When Do I Get My Stock?

After the SEC qualifies the iConsumer Corp. offering, your stock will be recorded on the books of iConsumer Corp. You'll be able to see how many shares of stock you've earned and the price we assigned it when you earned it.

Preferred Stock

You are receiving Class A preferred stock in iConsumer Corp. It has two preferences to the common stock; that is, the holders (owners) of the Class A preferred stock have certain rights that common stockholders don't have.

Preferences are usually designed to make one class of shareholder have less risk than another class of shareholder. It doesn't eliminate the risk for either class. For iConsumer, the Class A Preferred Shareholders have less risk than the Common Shareholder.

1. **Dividend preference.** It receives dividends, if any, before the owners of common stock can receive dividends.
2. **Liquidation preference.** In the event that iConsumer Corp. is sold or liquidated, holders of Class A preferred shares get paid first, before the common shareholders.

Dividends